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Exhibit 99(a)(1)(L)

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How does the Tender Offer Relate to Your CA Stock Holdings?
(U.S. Employees Only)

Body Copy

        The Company has prepared a Frequently Asked Questions (FAQ) link document that highlights some of the questions U. S. employees may have about the Tender Offer and how it relates to their CA stock holdings under the CA, Inc. CASH Plan, Employee Stock Purchase Plan and Stock Option Plans.

        The FAQ is intended to provide valuable information. However it does not describe all of the details of the Tender Offer which holders of CA stock will receive in a separate package in the next few days from multiple plans and/or broker(s).

        PLEASE NOTE THAT THE TENDER OFFER IS NOT OPEN TO EMPLOYEES IN CANADA. FOR EMPLOYEES IN OTHER JURSIDICTIONS, WE RECOMMEND THAT YOU CONSULT WITH LEGAL COUNSEL IN YOUR JURSIDICTION PRIOR TO TENDERING YOUR SHARES TO MAKE SURE THAT SUCH TENDER IS PERMITTED IN YOUR LOCAL JURISDICTION.

        Employee shareholders in the U.S. and countries other than Canada will receive information from multiple plans and/or broker(s) about the Tender Offer.

        The Company strongly recommends employees read the entire Offer to Purchase and the related Letter of Transmittal because they contain the full details of the Tender Offer. We also urge all U.S. CASH Plan participants to read the Letter to CA, Inc. Savings Harvest Plan participants which will be provided by Fidelity, trustee of the U.S. CASH Plan, as part of the information you will receive from Fidelity regarding the tender offer.

        To learn more, please go directly to the Frequently Asked Questions (FAQ) link document.

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  Exhibit 99(a)(1)(L)